

September 1, 2021

Mark Langer
Chief Financial Officer
Urban Edge Properties
Urban Edge Properties LP
888 Seventh Avenue
New York, NY 10019

> **Re: Urban Edge Properties**
> **Urban Edge Properties LP**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 17, 2021**
> **File No. 001-36523**
> **File No. 333-212951-01**

Dear Mr. Langer:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the year end December 31, 2020

6. Mortgages Payable
Mortgage on Las Catalinas Mall, page 71

1. We note your disclosure of the modification of the non-recourse mortgage loan on Las Catalinas Mall and that it is accounted for under ASC 470-60 Troubled Debt Restructurings. Please tell us how you considered the guidance in ASC 470-60 in your determination of the mortgage payable amount recorded as of December 31, 2020. In this regard, please clarify for us if the total future cash payments are less than the carrying amount of the payable. In your response, please refer to ASC 470-60-35.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Jennifer Monick, Assistant Chief Accountant at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction